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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott James Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Arlington Blvd.
(No. and Street)

Falls Church	VA	22042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott S. James — 703-533-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tamba S. Mayah
(Name – *if individual, state last, first, middle name*)

7005 Good Luck Rd.	New Carrollton	MD	20784
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Scott S. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott James Group, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CCO

Title

Notary Public

PIA PAULINE REBUCAS LOFRANCO
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES OCT. 31, 2020
COMMISSION # 7712794

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Virginia
County of Fairfax

Sworn to and subscribed before me this 1st day of March, 2019.

Notary Public

My Commission expires: 10/31/2020

INDEPENDENT AUDITOR'S REVIEW REPORT

SCOTT JAMES GROUPL INC.
December 31, 2018

To the Board of Directors of Scott James Group, Inc.
6700 Arlington Boulevard
Falls Church, VA 22042

Report of Independent Registered Public Accounting Firm

I have reviewed management's statements, as of December 31, 2018, included in the accompanying Scott James Group, Inc., Exemption Report, in which (1) Scott James Group, Inc., broker, identified the following provisions of 17 C.F.R §15c-3(k) under which Scott James Group, Inc., broker, claimed an exemption from 17 C.F.R §240.15c3.3: The Company claimed an exemption from 17 C.F.R §240.15c3.3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(II) (the "exemption") and (2) Scott James Group, Inc., broker, stated that Scott James Group, Inc. broker, met the identified exemption provisions throughout the most recent fiscal year without exception. Scott James Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scott James Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements, as of December 31, 2018, referred to above, for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k). The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception of Rule 15c3-3 under the Securities Exchange Act of 1934.

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-14431

To the Board of Directors of Scott James Group, Inc.
6700 Arlington Boulevard
Falls Church, VA 22042

This report is intended solely for the information and use of the specified parties to whom this report is addressed, and is not intended to be and should not be used by anyone other than these specified parties.

Tamba S. Mayah
New Carrollton, MD
February 28, 2019

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-14432

SCOTT JAMES GROUP, INC. EXEMPTION REPORT

Scott James Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(II).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Scott James Group, Inc.

I, Scott S. James, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By ______________________

Title: President, CCO

February 28, 2019

SCOTT JAMES GROUP, INC.
FINANCIAL STATEMENTS
Year Ended December 31, 2018

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-14434

To the Shareholders and the Board of Directors of Scott James Group, Inc.
6700 Arlington Boulevard
Falls Church, VA 22042

Report of Independent registered Public Accounting Firm

Opinion on the Financial Statements

I have audited the accompanying balance sheet of Scott James Group, Inc. as of December 31, 2018, the related statements of income, stockholder's equity, cash flows and the Exemption Report, for the period ended December 31, 2018, and the related notes and schedules to these financial statements. In my opinion, the financial statements present fairly, in all material respects, the financial position of Scott James Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the period December 31, 2018, in conformity with the reporting framework promulgated by the PCAOB, United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the Company's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board of the United States, the PCAOB, and am required to be independent with respect to the Company in accordance with the U. S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

I have been the Independent Public Accountant for Scott James Group, Inc. for the past 19 years.

Tamba S, Mayah
New Carrollton, MD
February 28, 2019

Scott James Group, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2018

ASSEETS	Allowable	Non-Allowable	Total
Cash	4,414		
Fixed Income	63,809		
Deposits at Clearing Organizations	26,459		
Other Assets		1,137	
Total Assets	94,683	1,137	95,819
LIABILITIES & STOCKHOLDER'S EQUITY			
LIABILITIES	AI Liabilities	Non-AI Liabilities	Total
Accounts Payable	4,821	-	4,821
Long Term Debt	-	-	-
Total Liabilities	4,821	-	4,821
STOFKHOLDER'S EQUITY			
Capital Contributed			
Common Stock, par Value $1, authorized 500 Shares			
1 Share Issued and Outstanding			1
Additional Paid-In Capital			328,129
Total Capital Contributed			328,130
Accumulated Deficit			(237,132)
Total Stockholder's Equity			90,998
Total Liabilities & Stockholder's Equity			95,819

See Notes to Financial Statements

Scott James Group, Inc.
Statement of Operations
For the Year Ended December 31, 2018

REVENUE	
Commission and Fees	$119,284
Gains (Loses) Firm Sec Investment Accounts	$(3,562)
Fees:- A/C Supv, Invest Adv, Adm Services	$ -
Other Revenue	$ 5,720
Total Revenue	$121,443
EXPENSES	
Employee Compensation and Benefits	$ -
Commissions	$74,901
Finance Charges	$ 1,651
Regulatory Fees and Expenses	$ 16,123
Other Expenses	$ 29,325
Total Expenses	$121,999
Net Income (Loss)	$(556)

See Notes to Financial Statements

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-14437

Scott James Group, Inc.
Changes in Equity
12/31/18

	Common Stock Shares	Common Stock Amount	Add Paid-In Capital	Retained Earnings	Total Sholder's Equity
Bal., December 31, 2017	1	$ 1	$328,129	$(236,576)	$91,554
Net Income				$ (556)	$ (556)
Additions					$ -
Deductions					$ -
Bal., December 31. 2018	1	$ 1	$328,129	$(237,132)	$90,998

See Notes to Financial Statements

Scott James Group, Inc.
Statement of Cash Flow
For the Year Ended December 31, 2018
Increase (Decrease) in Cash

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ (556)
Decrease in Accounts Payable	$(1,494)
Bond Maturity	$ -
Net Cash Provided by Operating Activity	$(2,050)
CASH FLOW FROM INVESTING ACTIVITIES	
Capital Contributions	$ -
Capital Withdrawals	$ -
Net Cash Provided by Capital Contributions	$ -
CASH PROVIDED FROM FINANCING ACTIVITIES	
Net Increase in Cash	$(2,050)
Cash, Beginning of Year	$72,869
Cash, December 31, 2018	$70,819

See Notes to Financial Statements

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-14438

SCOTT JAMES GROUP, INC.
Notes to Financial Statements

Note 1 Nature of Business and Significant Accounting Policies

Nature of Business – The Company is a broker-dealer registered with the SEC and is a member of FINRA. The Company acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds, and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the Washington, D. C. metropolitan area.

A Summary of the Company's Significant Accounting Policies Follows:

Use of Estimates – the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Securities – Investment securities valued using level 2 inputs that are based on one or more quoted prices in markets that are not active. Changes in this fair value are recognized currently as unrealized gains or losses and included in the statement of operations under the caption "Gains on Investments".

Income Recognition – Commission revenue is recognized when it is received by the Company, based on security transactions recorded on their trade date.

Income Taxes – The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the shareholder of the S Corporation is taxed on his share of the Company's taxable income. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

Cash and Cash Equivalents – For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition.

Fair Value Measurement and Hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market priced observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the market participants. Assets and liabilities with readily valuable active quote prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price.

SCOTT JAMES GROUP, INC
Notes to Financial Statements

Note 1 **Nature of Business and Significant Accounting Policies (Continued)**

Fair Value Measurement and Hierarchy (Continued)

Observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed base on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i. e. the "exit price") in an orderly transaction between market participants at the measurement data. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2

Valuations based on one or more quoted pries in markets that are active or for which all significant inputs are observable, either directly or indirectly.

Level 3

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors. Including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Subsequent Events Policy

Subsequent events have been evaluated through February 28, 2019 which is the date the financial statements were issued.

SCOTT JAMES GROUP, INC.
Notes to Financial Statements

Note 2 **Investment Securities**

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2018 are as follows:

	Fair Market Value	Cost	Unrealized Gains	Losses
Fixed Income Securities	63,809	60,000	3,809	
Total Investment Securities	63,809	60,000	3,809	

The fair market values of the marketable securities are measured using quoted securities measured on a recurring basis at December 31, 2018 as follows:

	(Level 2)
Net Realized Gains	0
Net Unrealized Gains	3,809
Total Realized and unrealized Gains	3,809

Note 3 **Customer Transactions**

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a 'Special Reserve Account for the Exclusive Benefit of Customers' under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the Rule.

Note 4 **Related Party Transactions**

The Company shares office facilities ad personnel resources with a related party, which is a registered investment advisor that is owned 100% by the Company's president.

The office facilities are owned by an LLC, which is owned 100% by the president of the Company. As part of the operating agreement between the Company and the registered investment advisor, the Company contributes $1,200 towards annual rent, which it pays directly to the LLC.

The accounts payable balance at December 31, 2018 reflects $4,821.38 of commission owed to the president of the Company, fourth quarter.

SCOTT JAMES GROUP, INC
Notes to Financial Statements

Note 5 **Net Capital Requirement**
The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that he ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividend paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2018, the Company had net capital requirement of $88,580 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.0544 to 1 at December 31, 2018.

Note 6 **Financial Instruments**
Off Balance-Sheet Credit Risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company's customer securities activities are transacted on a cash basis. As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

Note 7 **Deposit with Clearing Organizations**
The Company clears securities transactions with one organization, Pershing, LLC. The Company has $25,000 on deposit with the organization on December 31, 2018.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
SCOTT JAMES GROUP, INC.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Scott James Group, In. for the year ended December 31, 2018 take as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information, as required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the accompanying additional information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 28, 2019
Tamba S, Mayah
New Carrollton, Maryland

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-144312

Scott James Group, Inc.
Computation of Aggregate Indebtedness & Net Capital
Net Capital Pursuant to Rule 15C3-1
December 31, 2018

	Schedule 1
Total Ownership Equity from Statement of Financial Condition	$90,998
Additions	
Other	$ -
Deductions and/or Charges	
Total Nonallowed Assets from Statement of Financial Condition	$ 1,137
Net Capital Before Haircut on Securities Positions	$88,580
Haircuts on Securities:	
Trading and Investments Securities	$ 1,281
Net Capital	$88,580
Computation of Aggregate Indebtedness	
Total Al Liabilities from Statement of Financial Condition	$ 4,821
Total Aggregate Indebtedness	$ 4,821
Percentage of Aggregate Indebtedness to Net Capital	5.44%
Computation of Basic Net Capital Requirement	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer (1)	$50,000
Excess Net Capital	$38,580

(1) Operates udder (k)(2) ii exemption

See Auditor's Report on Additional Information

No Differences exist between the Unaudited Part IIA Focus Filing and this Report

SCOTT JAMES GROUP, INC.

RECOCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
December 31, 2018

Schedule ii

RECONCILIATION WITGH COMPANY'S COPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5
$88,580

Audit adjustments:
No adjustments

Net Capital as reported on Schedule I
$88,580

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5
$ 4,821

Audited adjustments:
No adjustments

Total aggregate indebtedness as reported on Schedule I
$ 4,821

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-144314

See Auditor's Report on Additional Information

SCOTT JAMES GROUP, INC.

STATEMENT PURSUANT TO RULE 15C3-3

December 31, 2018

Schedule II

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Accounting for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph (k)(2) of the Rule.

See Auditors' Report on Additional Information

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-144316

SCOTT JAMES GROUP, INC.

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

December 31, 2018

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-144317

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
SCOTT JAMES GROUP, INC,
Page 1 of 2

In planning and performing my audit of the financial statements of Scott James Group, Inc. for the year ended December 31, 2018, I considered the Company's internal control structure including procedures for safeguarding securities, in order to determine the auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17A-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Scott James Group Inc. that I have considered relevant to the objective stated in Rule 17A-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17A-3(1) and (2) procedures for determining compliance with the exemptive provisions of Rule 15C-3(3). I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17A-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15C-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve he Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-144318

Board of Directors
SCOTT JAMES GROUP, INC.
Page 2 of 2

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Scott James Group, Inc. taken as a financial reporting that I consider to be significant deficiencies.

A control deficiency exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in control that is less severe than a material weakness, yet important enough to merit attention by those charge with governance. A material weakness is a possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. I consider the following deficiencies to be a material weakness in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 115, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed about the Company. My study and evaluation disclosed no facts that came to my attention to cause me to believe that Company was not in compliance with the exemptive provision of Rule 15C3-3.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2018, to meet the Commission's objectives.

The report is intended solely for the use of management, the Securities and Exchange Commission, FINRA, and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 28, 2019
Tamba S. Mayah, CPA
New Carrollton, Maryland

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-144319

I have reviewed the checks received and forward records of Scott James Group, Inc. for the fiscal year ending December 31, 2018 and found all checks were forwarded to the clearing firm by noon of the following business day after receipt. I did not find that there were any securities received for the year then ended, December 31, 2018.

Based on the records reviewed, in my opinion, Scott James Group, Inc., met the Identified Exemption Provisions in 17C.F.R §240.15c3-3(k) throughout the fiscal year then ended, December 31, 2018, without exception.

The Accountant does not work for Scott James Group, Inc., or any of its affiliate companies. The Accountant cannot assume responsibility for any other acts of the Company other than a review of the Company's check forwarding process, and for the year then ending December 31, 2018.

February 28, 2019
Tamba S. Mayah, CPA
New Carrollton, Maryland

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-144320

SCOTT JAMES GROUP, INC.

SCHEDULE OF PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

For the Period January 1, 2018 to December 31, 2018

Date Paid	Assessment	Overpayment Applied	Overpayment Carried Forward	Total Paid
08/01/18	$ 54.99	$None	$None	$ 54.99
01/29/19	$ 104.74	$none	$None	$ 104.74

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-144321

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5*******880*********************ALL FOR AADC 220
52838 FINRA DEC
SCOTT JAMES GROUP INC
6700 ARLINGTON BLVD
FALLS CHURCH, VA 22042-2105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 159.73
   B. Less payment made with SIPC-6 filed (exclude interest) (54.99)
      8/1/18
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 104.74
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 104.74
   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
      Total (must be same as F above) $________
   H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Scott James Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29th day of January, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 121,443
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	3,562
Total additions	3,562
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	18,522
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	18,522
2d. SIPC Net Operating Revenues	$ 106,483
2e. General Assessment @ .0015	$ 159.73

(to page 1, line 2.A.)

SCOTT JAMES GROUP, INC.
6700 Arlington Boulevard
Falls Church, VA 33042
February 28, 2019

Tamba S. Mayah, CPA
7005 Good Luck Road
New Carrollton, MD 20784

Dear Mr. Mayah:

Subject: Letter of Representation

In connection with your application of agreed-upon procedures with regard to Scott James Group, Inc.'s compliance with Rule 17A-5e(4)
Under the Securities and Exchange Act of 1934, the Schedule of Assessment and Payment [Transitional Assessment Reconciliation (Form SIPC)], the Securities Investor Protection Corporation, SIPC, and the Financial Industry Regulatory Authority, Inc. for the year ended December 31, 2018, for the purpose of determining that Scott James Group, Inc. is in full compliance with regulations of the agencies stated above, I confirm, to the best of my knowledge and belief, the following representations made to you during your audit.

One

We are responsible for our compliance with these regulations and for the fair presentation in the financial statements and the records of Scott James Group, Inc. of all of the rules and requirements in these regulations.

Two

We have made available to you all:

Financial records and related data;

Minutes of the meeting of directors and committees of directors, or summaries of actions of recent meetings for which minutes are not yet prepared.

Three

There have been no:

Irregularities involving management or employees who have Significant roles in the internal control structure;

Irregularities involving other employees that could have a Material effect on the financial statements;

Communication from regulatory agencies concerning Noncompliance with, or deficiencies in, financial reporting Practices that could have a material effect on the financial Statements, records, and transactions.

Four

Adequate collateral has been maintained during the year being audited, regarding securities that traded on margin.

Five

The contractual agreement with the securities custodian was not violated in any form or manner.

Six

The minimum capital requirement for reporting of Broker/Dealer was maintained as prescribed by law.

Seven

No funds belonging to Scott James Group, Inc., were converted to personal use, or for the use of businesses affiliated or associated with the company.

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-144323

Eight

There are no:

Violations or possible violations of laws or regulations whose Effects should be considered for disclosure in the financial Statements or as a basis for recording a lose contingency.

Other material liabilities or contingencies that are required to be Accrued or disclosed.

Nine

There are no unasserted claims or assessments that our lawyers have Advised us are probable of assertion and must be disclosed.

Ten

There are no material transactions that have not been properly Recorded in the accounting records underlying the financial statements.

Eleven

We have complied with all aspects of contractual agreements that would Have a material effect on the financial statements in the event of Noncompliance.

Twelve

No events have occurred subsequent to the balance sheet date that Would require adjustments to or disclosure in the financial statements.

Scott S. James
SCOTT JAMES GROUP, INC.
February 28, 20219

7005 GOOD LUCK ROAD, NEW CARROLLTON, MD 20784 (301)486-144324